Exhibit 99.2

320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Security Class Holder Account Number Form of Proxy - Special Meeting to be held on January 27, 2026 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the special meeting of shareholders of New Gold Inc. (the “Meeting”) or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees named on the reverse of this proxy, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation, or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation, you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the Meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying Management Information Circular provided by Management. All holders should refer to the Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. Proxies submitted must be received by 11:00 a.m. (Eastern Time) on January 23, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for voting securities held in the name of a corporation or for voting securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold

------- Fold ------- Fold Appointment of Proxyholder I/We being registered shareholder(s) of New Gold Inc. hereby appoint: Patrick Godin, President and Chief Executive Officer, or failing this person, Sean Keating, Vice President, General Counsel and Corporate Secretary (the "Management Nominees") OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/newgold and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a control number to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Meeting to be held at the offices of Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7 and online via live webcast at https://meetings.lumiconnect.com/400-332-821-927 (password: “newgold2026”) on January 27, 2026 at 11:00 a.m. (Eastern Time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Arrangement Resolution To consider and, if deemed acceptable, to pass, with or without variation, a special resolution approving a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) pursuant to which Coeur Mining, Inc. will indirectly, among other things, acquire all of the issued and outstanding common shares of New Gold Inc., the full text of which is set forth in Appendix A to the accompanying Management Information Circular of New Gold Inc. For Against Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signature(s) Date Signing Capacity D R C Q 3 8 0 8 0 2 A R 0